Exhibit 99.1

Aurora Cannabis Announces Sale of Remaining Shares in The Green Organic Dutchman

Sale of Non-Core Holdings Raises Gross Proceeds of $86.5 Million

NYSE | TSX : ACB

EDMONTON, Sept. 4, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora or the "Company") (NYSE | TSX: ACB), the Canadian company defining the future of cannabis worldwide, announced today that on September 3, 2019, Aurora disposed of its remaining 28,833,334 shares, representing 10.5% of the issued and outstanding shares of The Green Organic Dutchman Holdings Ltd ("TGOD"), at a price of $3.00 per share for aggregate gross proceeds of $86.5 million. The completion of the sale of TGOD shares represents an approximate 50% internal rate of return for the Company. As a result of this transaction, Aurora no longer holds any shares of TGOD, however does continue to hold warrants to purchase 16,666,667 shares of TGOD.

"Aurora has a broad portfolio of strategic investments that allow us to participate in opportunities throughout the cannabis sector, while providing the company with non-dilutive access to capital," said Terry Booth, CEO of Aurora. "We evaluate our investment portfolio on a regular basis to make sure it continues to align with our investment strategy and corporate priorities. When we acquired Whistler Medical Marijuana Corporation – an iconic and premium organic cannabis producer – our interest in TGOD became less important to our core strategy. Our return on our TGOD investment is significant and will add non-dilutive capital and further enhance our strategy to remain a dominant force in the global cannabis industry."

For further details, please see the early warning report, a copy of which will be available on TGOD's profile on SEDAR at www.sedar.com.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Designed to be replicable and scalable globally, our production facilities are designed to produce cannabis at significant scale, with high quality, industry-leading yields, and low-per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, Chemi Pharmaceutical, and Hempco – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither the TSX, NYSE nor their Regulation Services Provider (as that term is defined in the policies of the TSX and NYSE) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:00e 04-SEP-19